02037137

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

RECEIVED MAY 22 2002

[X] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2001

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 0-21742

PROCESSED MAY 29 2002 THOMSON FINANCIAL

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

STOLT OFFSHORE INC. 401(k) PROFIT SHARING PLAN AND TRUST

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Stolt Offshore S.A.
c/o Stolt Offshore M.S. Ltd
1st Floor Dolphin House
Windmill Road
Sunbury-on-Thames
Middlesex, TW16 7HT, England

STOLT OFFSHORE INC.

401(k) PROFIT SHARING PLAN AND TRUST

INDEX

ANDERSEN

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Plan Administrator
of the Stolt Offshore Inc.
401(k) Profit Sharing Plan and Trust:

We have audited the accompanying statements of net assets available for plan benefits of the Stolt Offshore Inc. 401(k) Profit Sharing Plan and Trust (the Plan), as of December 31, 2001 and 2000, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2001. These financial statements and the supplemental schedule referred to below are the responsibility of the Plan administrator. Our responsibility is to express an opinion on these financial statements and supplemental schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for plan benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2001, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

ARTHUR ANDERSEN LLP

Houston, Texas
May 21, 2002

STOLT OFFSHORE INC.

401(k) PROFIT SHARING PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

AS OF DECEMBER 31, 2001 AND 2000

	2001	2000
ASSETS:		
Investments, at fair value	$16,641,693	$17,008,853
NET ASSETS AVAILABLE FOR PLAN BENEFITS	$16,641,693	$17,008,853

The accompanying notes are an integral part of these financial statements.

STOLT OFFSHORE INC.

401(k) PROFIT SHARING PLAN AND TRUST

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2001

ADDITIONS:	
Contributions-	
Employee	$ 2,478,282
Employee rollover	279,558
Company	578,854
Total contributions	3,336,694
Investment income-	
Net investment loss from pooled separate accounts	(1,707,716)
Net depreciation in fair value of guaranteed investment contract	(19,974)
Net depreciation in fair value of common stock	(533,645)
Interest income	231,110
Total additions	1,306,469
DEDUCTIONS:	
Distributions and withdrawals	1,599,530
Expenses	74,099
Total deductions	1,673,629
NET DECREASE	(367,160)
NET ASSETS AVAILABLE FOR PLAN BENEFITS:	
Beginning of year	17,008,853
End of year	$16,641,693

The accompanying notes are an integral part of this financial statement.

STOLT OFFSHORE INC.

401(k) PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

1. PLAN DESCRIPTION:

General

The following description of the Stolt Offshore Inc. 401(k) Profit Sharing Plan and Trust (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Stolt Offshore Inc. (the Company) is the Plan's sponsor. The Company has adopted the Tax-Favored Savings Plan and Trust Agreement Prototype Number 06 (the Prototype) sponsored by Transamerica Life Insurance and Annuity Company (Transamerica).

Administration

The Plan is administered by a Plan committee (the Plan Administrator) consisting of the three named trustees of the Plan. Transamerica and Wells Fargo Bank Minnesota, N.A., are the asset custodians. Financial Administrative Services Corporation (FASCORP) is the record keeper.

Eligibility, Contributions and Investment Options

Employees of the Company are eligible to participate in the Plan at the later of date of hire or upon attaining age 18. The entry dates of the Plan are January 1, April 1, July 1 and October 1.

A participant contributes to the Plan by electing to defer a portion of the participant's eligible compensation, as defined by the Plan, which would otherwise be payable to such employee during any such calendar period. A participant may contribute from 2 percent to 15 percent of the participant's eligible compensation to the Plan.

Participants direct the investment of their contributions into various investment options offered by the Plan. Currently, the Plan offers a guaranteed investment contract account (GIC), 10 pooled separate accounts and Stolt Offshore S.A. common stock as investment options for participants.

On March 7, 2001, Stolt Offshore S.A. reclassified its nonvoting Class A shares as common shares on a one-for-one basis. As a result, all Class A shares held by the Plan were converted to common shares. Reference to common stock means Class A shares up until March 7, 2001, and thereafter means common shares.

Company Contributions

The Company's matching contribution to the Plan is generally equal to 40 percent of each $1.00 of elective contributions, up to 6 percent of compensation. The Company will contribute a matching contribution equal to 50 percent of each $1.00 of elective contributions, up to 6 percent of compensation, that the participant directs into Stolt Offshore S.A. common stock.

In addition, each year the board of directors of the Company determines the portion of profit, if any, to be contributed to the Plan for allocation among the participants. In accordance with Internal Revenue Service (IRS) regulations, discretionary contributions made by the Company are allocated to eligible employees regardless of the status of participation in salary deferral accounts. The board of directors of the Company did not elect to make a discretionary contribution for 2001.

Participant Accounts

Each participant's account is credited with the participant's contribution, the Company's matching contribution, an allocation of Company discretionary contributions, if any, and Plan earnings. Allocations of earnings are based on account balances, as defined by the Plan.

Vesting

Participants are 100 percent vested in their contributions and the earnings thereon at all times. Participants become vested in the Company's contributions and the related earnings of such contributions after attainment of certain years of service as follows:

Years of Service	Vested Percentage
1	0%
2	0
3	33
4	67
5	100

In general, a participant will be deemed to have completed one year of service for each 12-month period during which the participant completes at least 1,000 hours of service.

The Plan contains special rules relating to the consequences of a break in service by a participant. In the event that less than 100 percent of a participant's Company contribution account is vested at the time of termination of employment, a participant, subject to the break in service provisions of the Plan, will forfeit the unvested portion of such account. Forfeitures are used to reduce Company contributions. For the year ended December 31, 2001, forfeitures in the amount of $117,964 were utilized to reduce contributions. As of December 31, 2001 and 2000, net assets available for Plan benefits include $185,453 and $235,928, respectively, of unutilized forfeitures.

Distributions and Withdrawals

On termination of service due to death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant's vested interest in his or her account either in a life annuity, a lump sum or monthly installments.

Hardship withdrawals of a participant's elective contributions are allowed in the event of immediate and heavy financial need, as defined by the Plan. Only one hardship withdrawal may be taken in any 12-month period. Participant contributions are suspended for 12 months after the receipt of a hardship withdrawal.

Loans

Participants may borrow a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50 percent of their vested account balances in the Plan, subject to certain restrictions defined by the Plan. Interest rates are determined by the Plan trustees and are commensurate with prevailing interest rates for similar transactions. Loans must be repaid by salary deduction in amortized installments not exceeding five years or 10 years if the loan is used to acquire the participant's principal residence.

Amendments and Termination of the Plan

The Company reserves the right to amend or terminate the Plan. Although the Company has not expressed any intentions to terminate the Plan, in the event the Plan terminates, participants would become 100 percent vested in their Company contributions and the net assets of the Plan will be allocated to the participants, as prescribed by ERISA and regulations issued pursuant thereto.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting. Benefit payments to participants are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

Pooled separate accounts are valued at fair value based on the quoted market value of the underlying assets, when available. Stolt Offshore S.A. common stock is valued based on the quoted market price. Participant loans receivable are stated at cost, which approximates fair value.

Purchases and sales are recorded on a trade-date basis. Interest income is recorded as earned on the accrual basis. Realized gains (losses) on the sale of pooled separate accounts and unrealized appreciation (depreciation) in fair value of pooled separate accounts are shown as net investment loss from pooled separate accounts in the statement of changes in net assets available for plan benefits. The difference between contract value and fair value of guaranteed investment contract is shown as net depreciation in fair value of guaranteed investment contract in the statement of changes in net assets available for plan benefits. Realized gains (losses) on the sale of common stock and unrealized appreciation (depreciation) in fair value of common stock are shown as net depreciation in fair value of common stock in the statement of changes in net assets available for plan benefits. No dividends were paid on Company common stock during 2001.

Deposits to the Transamerica Stable Value Fund, the GIC, are invested in Transamerica's general account. The GIC is not fully benefit-responsive and is recorded at fair value. The crediting interest rate as of December 31, 2001 and 2000, was 4.00 percent and 5.80 percent, respectively, and the average yield for the year ended December 31, 2001, was 5.21 percent.

For the years ended December 31, 2001 and 2000, certain of the pooled separate accounts may have utilized foreign currency exchange contracts and/or invested in future contracts.

Expenses

All expenses properly incurred in administering the Plan were paid by the Plan unless the Company, at its discretion, paid such expenses.

Risks and Uncertainties

The Plan provides for various investments, at the election of the participant, in a GIC, pooled separate accounts and Stolt Offshore S.A. common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term. Subsequent to December 31, 2001, the value of the Stolt Offshore S.A. common stock has declined. The closing price per share at May 20, 2002, and December 31, 2001, was $8.20 and $9.00, respectively.

3. INVESTMENTS:

The following presents the fair values of investments that represent 5 percent or more of the Plan's net assets as of December 31, 2001 and 2000:

2001-	
Transamerica Balanced Fund	$1,426,632
Transamerica Equity Fund	2,655,527
Transamerica Equity Index Fund	1,234,906
TA Janus Worldwide Fund	1,224,545
Transamerica Stable Value Fund	3,678,859
Stolt Offshore S.A. common stock	3,483,625
2000-	
Transamerica Balanced Fund	1,434,328
Transamerica Equity Fund	3,238,681
Transamerica Equity Index Fund	1,239,117
TA Fidelity Contrafund	1,038,348
TA Janus Worldwide Fund	1,966,608
TA PBHG Growth Fund	1,032,841
Transamerica Stable Value Fund	3,251,866
Stolt Offshore S.A. common stock	2,506,600

4. FEDERAL INCOME TAX STATUS:

Effective January 1, 1998, the Plan was amended and restated by adoption of the Prototype which has subsequently been amended. On February 25, 1993, the Prototype obtained its latest determination letter in which the IRS stated that the Prototype, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code of 1986, as amended (the Code). In the opinion of the Plan administrator, the Plan, through its adoption of the Prototype, is designed and being operated in compliance with the applicable requirements of the Code and, therefore, the Plan is qualified and the related trust was tax-exempt as of December 31, 2001 and 2000.

5. PARTY-IN-INTEREST TRANSACTIONS:

Certain Plan investments are shares of pooled separate accounts and a GIC managed by Transamerica and Stolt Offshore S.A. common stock of the Company's parent. Transamerica is the asset custodian for the Plan, and the Company is the Plan sponsor; therefore, these transactions qualify as party-in-interest transactions.

STOLT OFFSHORE INC.

401(k) PROFIT SHARING PLAN AND TRUST

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2001

Identity of Issue	Description	Cost	Current Value
Transamerica Life Insurance and Annuity Company*	Cash, interest-bearing	(a)	$ 73,316
Transamerica Life Insurance and Annuity Company*	Transamerica Balanced Fund	(a)	1,426,632
Transamerica Life Insurance and Annuity Company*	Transamerica Equity Fund	(a)	2,655,527
Transamerica Life Insurance and Annuity Company*	Transamerica Equity Index Fund	(a)	1,234,906
Transamerica Life Insurance and Annuity Company*	TA Fidelity Contrafund	(a)	793,295
Transamerica Life Insurance and Annuity Company*	TA Janus Worldwide Fund	(a)	1,224,545
Transamerica Life Insurance and Annuity Company*	TA Loomis Sayles Bond Fund	(a)	229,740
Transamerica Life Insurance and Annuity Company*	TA PBHG Growth Fund	(a)	704,123
Transamerica Life Insurance and Annuity Company*	TA Putnam Asset Allocation Balanced Portfolio	(a)	196,984
Transamerica Life Insurance and Annuity Company*	TA Putnam Asset Allocation Conservative Portfolio	(a)	120,678
Transamerica Life Insurance and Annuity Company*	TA Putnam Asset Allocation Growth Portfolio	(a)	244,948
Transamerica Life Insurance and Annuity Company*	Transamerica Stable Value Fund	(a)	3,678,859
Stolt Offshore S.A.*	Stolt Offshore S.A. common stock	(a)	3,483,625
Participant loans	Interest rates from 6.0% to 10.5%	(a)	574,515
Total assets (held at end of year)			$16,641,693

*Identified party in interest.
[a]Cost omitted for participant-directed investments.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunder duly authorized.

STOLT OFFSHORE INC. 401(k) PROFIT SHARING PLAN AND TRUST

Date: May 21, 2002

Mark A. Waddell, Plan Administrator

INDEX TO EXHIBITS

Exhibit Number	Description
23.1	Consent of Independent Public Accountants
99.1	Temporary Note 3T to Article 3 of Regulation S-X

EXHIBIT 23.1

ANDERSEN

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

As independent public accountants, we hereby consent to the incorporation by reference of our report dated May 21, 2002, included in this Stolt Offshore Inc. 401(k) Profit Sharing Plan and Trust Annual Report on Form 11-K for the year ended December 31, 2001, into the previously filed Form S-8 Registration Statement (File No. 333-74321).

Arthur Andersen LLP

ARTHUR ANDERSEN LLP

Houston, Texas
May 21, 2002

EXHIBIT 99.1

May 21, 2002

United States Securities and Exchange Commission
Washington, DC 20549

Re: Temporary Note 3T to Article 3 of Regulation S-X

Ladies and Gentlemen:

The Plan Administrator has obtained representation from Arthur Andersen LLP, dated as of May 21, 2002, that states:

"We have audited the statement of net assets available for plan benefits of the Stolt Offshore Inc. 401(k) Profit Sharing Plan and Trust as of December 31, 2001, and the related statement of changes in net assets available for plan benefits for the year then ended and have issued our report thereon dated May 21, 2002. We represent that this audit was subject to our quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards, that there was appropriate continuity of Arthur Andersen LLP personnel working on the audit and availability of national office consultation. Availability of personnel at foreign affiliates of Arthur Andersen LLP is not relevant to this audit."

STOLT OFFSHORE INC. 401(k) PROFIT SHARING PLAN AND TRUST

By: ______________________
Mark A. Waddell, Plan Administrator